FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

August 8, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

Private Placement of Convertible Preferred Shares for $2.5 Million, Bridge Loan and Private Placement for $300,000

InNexus Biotechnology, Inc. (the “Company”) has negotiated a private placement with U.S. institutional sources led by SDS Capital Group SPC, Ltd. as a principle investor.  The financing will enable the Company’s business plan for the continued development of the Company’s SuperAntibody and TransMab technologies.

Summary of Financing Terms

The Company has agreed to issue  convertible preferred shares (“Convertible Preferred Shares”) at a price of $ per share for total gross proceeds of $.  The  and will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years.  .  The Company will have the right to redeem any outstanding Convertible Preferred Shares after the fifth anniversary from the Closing Date at a price of $120.00 per share, plus any accumulated and unpaid dividends.  Holders will have a further right of conversion for 20 days following notice of redemption.  Proceeds of the private placement will be used to fund .  Finders fees of 8% of the gross proceeds of the placement will be payable upon completion of the placement.

In addition, the Company has arranged for a bridge loan of $250,000 to fund its operations pending completion of the convertible preferred placement (the “Bridge Loan”).  The Bridge Loan will be evidenced by a convertible note (the “Bridge Note”) payable on the earlier of (i) one hundred and eighty (180) days from the issuance date of the Bridge Note (the “Issuance Date”) or (i) the closing of the convertible preferred placement and will bear interest at a rate of 10% per annum in the first ninety (90) days from the Issuance Date and 15% per annum thereafter until maturity.  Under the terms of the Bridge Note, the holder thereof may, at its option, elect to convert all or a portion of the outstanding principal amount of this Note, plus all accrued but unpaid interest thereon into Convertible Preferred Shares at a conversion price equal to one hundred ten percent (110%) of the outstanding principal amount of the Bridge Note plus any accrued interest thereon being converted. The Bridge Note will be secured by a first charge on all of the assets of the Company and its subsidiaries.  The issuance of the Convertible Preferred Shares is subject to, among other things, acceptance for filing by the TSX Venture Exchange, which remains outstanding.

Completion of the above financings is subject to satisfaction of a number of conditions precedent, including completion of legal documentation and due diligence satisfactory to the purchasers, and receipt of all necessary regulatory approvals, including TSX-V acceptance for filing.

The offered securities have not been, nor will be, registered under the United Sates Securities Act of 1933, as amended, and may not be offered or sold within the Unities States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act of 1993.

This News Release shall not constitute an offer to sell, or the solicitation of an offer to buy, the securities in any jurisdiction.

Private Placement of Common Shares

The Company has also agreed to a non-brokered private placement of 1,200,000 units at $0.25 per unit.  Each unit will consist of one common share and one non-transferable share purchase warrant, exercisable to purchase an additional common share of the Company at $0.30 per share for a two year period from closing.  A finder’s fee may be paid in accordance with Exchange policies on a portion of this private placement, which is subject to acceptance for filing by the Exchange.

ON BEHALF OF THE BOARD OF THE DIRECTORS

“ALTON C. MORGAN”

Dr.

President & CEO

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus.  InNexus is headquartered in British Columbia, Canada and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics.

To learn more about InNexus please visit www.innexusbiotech.com.

Or contact Investor Relations:

Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

Forward-Looking Statements

This news release contains forward-looking statements.  These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   September 2, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director